EXHIBIT 99.3

DIVIDEND INFORMATION LETTER

Suncor Energy Inc. and Petro-Canada

Dividend Payment Information

Dear Shareholder,

As you are aware, Suncor Energy Inc. and Petro-Canada have agreed to merge by way of a Court approved Plan of Arrangement and to continue as Suncor Energy Inc. (“Amalco”). As outlined in the attached documents, the merger requires registered shareholders of Suncor Energy Inc. and Petro-Canada to submit their current share certificates to Computershare Investor Services Inc.

We would like to ensure that any dividend payments made by Amalco following completion of the merger, and to which you may be entitled to, are not affected and are asking that you tender your certificates for exchange as soon as possible. Shareholders who have exchanged their certificates before a dividend record date has been reached in respect of such a dividend will receive the dividend. For shareholders who have not exchanged their certificates by the dividend record date, their dividend payment will be held in trust for them (for up to six years) until the certificates are exchanged. Once the certificates have been sent in and exchanged, their dividend payments will be sent to them.

We encourage you to exchange your certificates as soon as possible to avoid a delay in the payment of your dividend. For more information about the process to exchange your certificates, please review the enclosed Letter of Transmittal and Election Form and Questions & Answers document. If you have further questions, please contact Computershare Investor Services Inc. at (877) 982-8760. Outside of North America please call (514) 982-7555.

Sincerely,

Suncor Energy Inc. and Petro-Canada